SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 3)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

Clark, Inc.
(Name of Subject Company)
Clark, Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
and Associated Preferred Stock Purchase Rights
(Title of Class of Securities)

181457102
(CUSIP Number of Class of Securities)

Thomas M. Pyra
President
Clark, Inc.
102 South Wynstone Park Drive
North Barrington, Illinois 60010
(847) 304-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:
John T. Blatchford, Esq.
Vedder, Price, Kaufman & Kammholz, P.C.
222 North LaSalle Street, Suite 2600
Chicago, Illinois 60601
(312) 609-7500
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
     This Amendment No. 3 further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Clark, Inc., a Delaware corporation (the “Company”), as previously amended by Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) on February 16, 2007, and Amendment No. 2 to Schedule 14D-9 filed with the Commission on February 20, 2007, relating to the offer by AUSA Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of AUSA Holding Company, a Maryland corporation (“Parent”), to purchase all of the outstanding shares of Common Stock of the Company not owned by Purchaser or Parent. Parent is a wholly owned subsidiary of AEGON USA, Inc., an Iowa corporation (“AEGON USA”), which is an indirect wholly owned subsidiary of AEGON N.V., a company organized under the laws of The Netherlands (“AEGON NV”). Purchaser, Parent, AEGON USA and AEGON NV are sometimes referred to herein collectively as the “AEGON Group” or “AEGON.”
     Any information incorporated by reference in this Amendment No. 3 to Schedule 14D-9 shall be deemed to be modified or superseded for the purposes of this Amendment No. 3 to Schedule 14D-9 to the extent that the disclosures contained herein modify or supersede such information. Capitalized terms used in this Amendment No. 3 to Schedule 14D-9 and not otherwise defined have the meanings assigned to them in the Schedule 14D-9.
Amendments to Schedule 14D-9
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
(1)	Subsection (a), “Solicitation or Recommendation,” under Item 4 of the Schedule 14D-9, beginning on page 8 thereof, is hereby supplemented by adding the following paragraph at the end of such subsection:
On February 25, 2007, the Board of Directors of the Company unanimously ratified the actions of the Special Committee in approving the Company’s entry into the new asset purchase agreement (the “New MBO Agreement”) with C-W Co. and Tom Wamberg for the sale of the MBO Businesses, pursuant to which the purchase price for the MBO Businesses was increased to $55.5 million. In light of the increased Offer Price afforded by the increased purchase price for the MBO Businesses, and after consultation with the Company’s financial and legal advisors, the Board of Directors, and separately all independent directors on the Board of Directors, each have unanimously (i) reaffirmed their determination that it is fair and in the best interests of the unaffiliated stockholders to consummate the Offer and the Merger and (ii) reaffirmed their previous recommendations that the stockholders of the Company tender their shares of Common Stock of the Company pursuant to the Offer and approve the Merger Agreement.
(2)	Subsection (b)(iii), “Certain Post-Execution Activities,” under Item 4 of the Schedule 14D-9, beginning on page 33 thereof, is hereby supplemented by adding the following new paragraph at the end of such subsection:
Approvals Related to New MBO Agreement and Other Matters. On February 25, 2007, the Board of Directors of the Company held a meeting in which the members discussed and considered certain actions related to the New MBO Agreement and the increased Offer Price. The Board of Directors discussed and ratified (with Messrs. Wamberg, Pyra and Benson abstaining) the actions of the Special Committee in connection with approval of the New MBO Agreement and Dr. Pohlman’s execution of the New MBO Agreement.

At the meeting, Sandler O’Neill reported that it had issued an updated fairness opinion reflecting the increased Offer Price but which in all other respects was substantially the same as its earlier opinions delivered November 1, 2006 and December 6, 2006. The increased Offer Price of $17.21 per share reflected the additional consideration to be received for the MBO Businesses under the New MBO Agreement after deducting $1.1 million in expense reimbursement and topping fees paid to the competing investor group as well as the allocation provided for in the Merger Agreement. Sandler O’Neill confirmed that in its opinion, based on the matters referred to in its letter, the increased Offer Price was fair to the Company’s unaffiliated stockholders from a financial point of view. Counsel for the Company summarized factors that had been considered by the Board of Directors in adopting its previous recommendations to the Company’s stockholders as stated in the Schedule 14D-9, as amended. In light of the updated fairness opinion of Sandler O’Neill and the fact that nothing had come to the attention of the Board of Directors that would alter its recommendations, the Board of Directors, and the independent directors of the Board of Directors by separate vote, each unanimously approved, adopted and reconfirmed the factors previously considered and the recommendations previously made to the Company’s stockholders to accept the Offer, and reaffirmed their determination that the Offer and Merger is fair and in the best interests of the Company’s unaffiliated stockholders.
In addition, the Board of Directors ratified the February 20, 2007 action to place Mr. Lemajeur, the Chief Financial Officer and Chief Accounting Officer of the Company, on paid administrative leave. The Board also appointed James Cooper, a certified public accountant and attorney presently in charge of tax accounting matters for the Company, as acting Chief Financial Officer and Chief Accounting Officer.
ITEM 8. ADDITIONAL INFORMATION.
(1)	Subsection (g), “Schedule 13E-3,” under Item 8 of the Schedule 14D-9 is hereby supplemented by adding the following paragraph at the end of such subsection:
On March 5, 2007, concurrently with the filing of Amendment No. 3 to Schedule 14D-9, the Company filed Amendment No. 2 to its Transaction Statement on Schedule 13E-3 with respect to the Offer and Merger in order to file as an exhibit the updated fairness opinion of Sandler O’Neill, dated February 25, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLARK, INC.
By:	/s/ Thomas M. Pyra
	Name:	Thomas M. Pyra
	Title:	President

March 5, 2007

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